Heineken NV

RECEIVED

2008 DEC 11 A 4:15

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Corporate Finance
P.O. Box 28, 1000 AA Amsterdam
Netherlands
office address:
Tweede Weteringplantsoen 21
1017 ZD Amsterdam
phone: +31 (0)20 5239 239

direct phone: +31 (0)20 5239 590
direct fax: +31 (0)20 5239 208

United States Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

[redacted]

08006222

SUPPL

date
05 December 2008

subject
Exemptionfile 82-4953

our reference

your reference

dealt with by

page
1 of 1

Dear Sir, Madam,

Attached please find the latest publications of Heineken NV. This publication is filed in relation with the exemption under Rule 12g3-2(b) of Heineken NV, with exemption file number: 82-4953.

Yours sincerely,
Heineken N.V.

i.o.

J. van de Merbel
Director Investor Relations
Group Finance

PROCESSED
DEC 16 2008
THOMSON REUTERS

12/11

Heineken receives unconditional approval for B&C acquisition

Amsterdam, 3 October 2008 – Heineken N.V. today announced that it has received unconditional approval from the Irish Competition Authority in relation to the acquisition of Beamish & Crawford by Heineken.

This follows an extensive, in-depth review process conducted by the Irish Competition Authority over the last six months, during which time Heineken had no access to Beamish & Crawford.

Heineken welcomes this decision and will, immediately, engage with Beamish & Crawford to start the integration process in Ireland.

Press enquiries
Véronique Schyns
Tel: +31 20 5239 355
veronique.schyns@heineken.com

Investor and analyst enquiries
Jan van de Merbel
Tel: +31 20 5239 590
investors@heineken.com

Editorial information:
Heineken N.V. is the world's most international brewer. The brand that bears the founder's family name – Heineken – is enjoyed in almost every country on the planet and is the world's most valuable international premium beer brand. In 2007, the Company operated 119 breweries in more than 65 countries and sold 139 million hectolitres of beer, making it the largest brewer in Europe and the world's fourth largest by volume. Heineken is committed to the responsible marketing and consumption of more than 170 local and international brands. Through the strategic management of this portfolio, with the emphasis on the Heineken brand and a relentless focus on cost control, the company aims to deliver excellent, sustainable financial performance. In 2007, revenue totalled EUR11.2 billion and Net Profit before exceptional items and amortisation of brands was EUR1.1 billion. In 2007, the average number of people employed was 54,000. Heineken N.V. and Heineken Holding N.V. shares are listed on the Amsterdam stock exchange. Prices for the ordinary shares may be accessed on Bloomberg under the symbols HEIA:NA and HEIO:NA and on the Reuter Equities 2000 Service under HEIN.AS and HEIO.AS. Additional information is available on Heineken's home page: http://www.heinekeninternational.com.

Heineken to integrate Irish operations and close B&C brewery

Amsterdam, 4 December 2008 – Heineken N.V. today announced that it is to close its Beamish & Crawford brewery in Cork in March 2009.

All the company's draught beer operations will now be located at the Murphy brewery site in Cork. The decision follows a review of the recently acquired Beamish & Crawford brewery. The review concluded that a significant investment would be needed for the Beamish & Crawford brewery to meet international standards. This, combined with the difficulty of expansion, excess brewing capacity at Heineken Ireland and the challenging market dynamics, has reinforced the decision to close the Beamish & Crawford brewery.

As a result, approximately 40 roles from Beamish & Crawford will transfer to Heineken Ireland and it is anticipated that 120 personnel will be made redundant. Heineken will provide every means possible to assist departing staff to find new employment elsewhere.

The expected synergies and restructuring costs associated with this decision are included in the synergy and restructuring projection of the GBP 145 million and GBP 95 million before tax respectively for the acquired S&N businesses, as announced by Heineken N.V. on 22 August 2008.

This announcement follows the unconditional approval by the Irish Competition Authority on 3 October 2008, to proceed with the acquisition of Beamish & Crawford by Heineken. Heineken is Ireland's second largest brewer. Its enlarged portfolio includes Heineken, Amstel, Coors Light, Fosters, Miller, Carling, Kronenbourg, Beamish Stout, Murphy's Stout, Beamish Red, Scrumpy Jack and an extensive range of specialty beers.

Press enquiries
Véronique Schyns
Tel: +31 20 5239 355
veronique.schyns@heineken.com

Investor and analyst enquiries
Jan van de Merbel
Tel: +31 20 5239 590
investors@heineken.com

Editorial information:
Heineken N.V. is the world's most international brewer. The brand that bears the founder's family name – Heineken – is enjoyed in almost every country on the planet and is the world's most valuable international premium beer brand. In 2007, the Company operated 119 breweries in more than 65 countries and sold 139 million hectolitres of beer, making it the largest brewer in Europe and the world's fourth largest by volume. Heineken is committed to the responsible marketing and consumption of more than 170 local and international brands. Through the strategic management of this portfolio, with the emphasis on the Heineken brand and a relentless focus on cost control, the company aims to deliver excellent, sustainable financial performance. In 2007, revenue totalled EUR11.2 billion and Net Profit before exceptional items and amortisation of brands was EUR1.1 billion. In 2007, the average number of people employed was 54,000. Heineken N.V. and Heineken Holding N.V. shares are listed on the Amsterdam stock exchange. Prices for the ordinary shares may be accessed on Bloomberg under the symbols HEIA:NA and HEIO:NA and on the Reuter Equities 2000 Service under HEIN.AS and HEIO.AS. Additional information is available on Heineken's home page: http://www.heinekeninternational.com.

END